
Mail Stop 3720

February 23, 2017

Zachary L. Venegas
Chief Executive Officer
5300 DTC Parkway
Greenwood Village, CO 80111

> **Re:** **Helix TCS, Inc.**
> **Amendment No.1 to Form 10-12G**
> **Filed February 13, 2017**
> **File No. 000-55722**

Dear Mr. Venegas:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please update the financial statements and other information in the filing to include audited financial statements for the year ended December 31, 2016.

Financial Statements for the fiscal year ended Decmember 31, 2015

Note 13 - Subsequent Events, page F-14

2. With regard to your response to our prior comment six:

   • You state that you do not believe you acquired a business in accordance with Article 11 of Regulation S-X since you have "transformed the assets of Revolutionary into business lines that were not employed by Revolutionary prior to the transaction."

However, on page 13 of your Form 10, filed on February 13, 2017, you state, "Revolutionary Software, LLC created Cannabase, a network for licensed cannabis businesses. The Company will operate Cannabase as a separate line of business." Please explain this apparent inconsistency.

- Please tell us in more detail about the expected use of the acquired assets to generate revenue and how this differs from the previous activities of Revolutionary Software. Also describe how you will use the Revolutionary software and intellectual properties in these new activities and the nature and extent of the effort needed to modify the acquired assets.

- We note that you recognized goodwill for this transaction which suggests that you accounted for the acquisition as a business combination using purchase accounting in accordance with ASC 805. In this regard, tell us why you believe you acquired a business under ASC 805 but not in accordance with Article 11 of S-X.

Financial Statements for the three and nine months ended September 30, 2016

Note 6 - Other Assets, page F-23

3. We note your response to our prior comment ten. Please explain why the goodwill balance on your balance sheet is $1,656,750, while Note 6 only discusses goodwill of $490,246.

4. Please disclose the fair value attributed to the common stock of Helix issued to purchase the assets of Revolutionary Software.

5. You indicate in your response to comment six that you acquired certain intangible assets. Tell us the consideration given to allocating the purchase price to these intangible assets.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications